SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-14640

For the month of March 2009

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant’s Name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ No. 33.700.394/0001-40

NIRE 35300102771

PUBLICLY-HELD COMPANY

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING, HELD ON MARCH 30, 2009.

VENUE AND TIME:	Av. Eusébio Matoso, 891, ground floor, in the city of São Paulo, State of São Paulo, at 9:15 am.

PRESIDING BOARD:	Rogério Paulo Calderón Peres – Chairman
Fernanda Mattar Mesquita – Secretary

QUORUM:	Shareholders representing the total capital stock.

CALL NOTICE:	Publishing the call notice is not required, in accordance with paragraph 4 of article 124 of Law No. 6,404/76.

UNANIMOUS RESOLUTIONS:

Given that:

(i)
the Central Bank of Brazil has approved the merger between Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and Itaú Unibanco Banco Múltiplo S.A. (“Itaú Unibanco”), as well as the respective corporate restructuring, which were approved at Extraordinary Shareholders’ Meetings held on November 28, 2008;

(ii)
due to the corporate restructuring mentioned above, Unibanco’s shares and depositary receipts were replaced with Itaú Unibanco’s shares and depositary receipts, and the stock tickers originally issued by Unibanco will be replaced with stock tickers of Itaú Unibanco, both in the São Paulo Stock Exchange (BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros) and in the New York Stock Exchange, on March 31, 2009, as announced to the market on February 20, 2009;

(iii)
as Unibanco will no longer have shares deposited with the Bank of New York Mellon in the form of depositary receipts, nor securities traded under the stock ticker “UBB” after the unification of the stock tickers, there will be no reason to keep Unibanco’s Depositary Receipt Program;

(iv)	as Unibanco will no longer have securities traded, Unibanco will be able to request the cancellation of its registration as a publicly-held company,

Unibanco’s shareholders approve that, upon completion of all steps required to implement the unification of the stock tickers, (a) all the necessary measures towards the cancellation of Unibanco’s  Depositary Receipt Program are taken, and (b) the request for the cancellation of Unibanco’s registration as a publicly-held company is submitted to the relevant authorities. The Officers of Unibanco are hereby authorized to carry out all necessary steps before financial institutions, stock exchanges and governmental authorities, in connection with the cancellation of the Unibanco’s Depositary Receipt Program and of the registration of Unibanco as a publicly-held company.

AUDIT BOARD:	There were no manifestations by the Audit Board, as it was not in session.

São Paulo, March 30, 2009.

Signed: Rogério Paulo Calderón Peres – Chairman
   Fernanda Mattar Mesquita – Secretary

ATTENDING SHAREHOLDER: for BANCO ITAÚ S.A. – Alfredo Egydio Setubal – Senior Vice-President Sênior and  Silvio Aparecido de Carvalho – Executive Officer.

This is a copy of the original minutes registered in the minute book of the Company.

São Paulo, March 30, 2009.

Rogério Paulo Calderón Peres	Fernanda Mattar Mesquita
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.